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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                          Extended Stay America, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  30224P 10 1
--------------------------------------------------------------------------------
                                (CUSIP Number)


    Stewart H. Johnson, 1800 East Main Street, Duncan, South Carolina 29334
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 May 19, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                    ---------------------
CUSIP NO. 30224P 10 1                   13D                  Page 2 of 12 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stewart H. Johnson
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, BK
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,306,970 Shares

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,306,970 Shares

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,306,970 Shares

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
--------------------------------------------------------------------------------

-----------------------                                    ---------------------
CUSIP NO. 30224P 10 1                   13D                  Page 3 of 12 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      G.D. Johnson, III ESA Trust u/a/d August 17, 1995
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Carolina
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,623,650 Shares

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,623,650 Shares

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,623,650 Shares

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
--------------------------------------------------------------------------------

-----------------------                                    ---------------------
CUSIP NO. 30224P 10 1                   13D                  Page 4 of 12 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S.P. Johnson ESA Trust u/a/d August 17, 1995
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Carolina
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,623,650 Shares

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,623,650 Shares

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,623,650 Shares

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.8%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
--------------------------------------------------------------------------------

-----------------------                                    ---------------------
CUSIP NO. 30224P 10 1                   13D                  Page 5 of 12 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      A. Foster Chapman
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, BK
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,986,014 Shares

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 Shares
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,986,014 Shares

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 Shares
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,986,014 Shares

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.2%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
--------------------------------------------------------------------------------

     This Amendment No. 1 (the "Amendment") relates to the statement on Schedule 13D, dated December 19, 1995, as amended and restated hereby (the "Statement"), of Stewart H. Johnson ("Mr. Johnson"), the G.D. Johnson, III ESA Trust u/a/d August 17, 1995 (the "G.D.J. Trust"), the S.P. Johnson, ESA Trust u/a/d August 17, 1995 (the "S.P.J. Trust" and, together with the G.D.J. Trust, the "Trusts"), and A. Foster Chapman ("Mr. Chapman") relating to the common stock, par value $.01 per share, of Extended Stay America, Inc. Effective May 19, 1997, Mr. Johnson resigned as a trustee of each of the Trusts and Mr. Chapman resigned as a trustee of the S.P.J. Trust. Unless the context indicates otherwise, the information in this Amendment reflects a 2-for-1 stock split effected in July 1996. Except as amended hereby, the information set forth in the Statement remains true, complete, and correct.

Item 1.  Security and Issuer.

     This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Extended Stay America, Inc. (the "Company"), a Delaware corporation, which has its principal executive offices at 450 E. Las Olas Boulevard, Suite 1100, Ft. Lauderdale, Florida 33301.

Item 2.  Identity and Background.

     This statement is being filed by Mr. Johnson, the Trusts, and Mr. Chapman. The Trusts were created under the laws of the State of South Carolina for the benefit of members of the immediate family of Mr. Johnson's brother. Mr. Johnson and Mr. Chapman were the initial trustees of the Trusts. Mr. Johnson, the Trusts, and Mr. Chapman are collectively referred to herein as the "Reporting Persons." On January 23, 1997, Mr. Johnson resigned as trustee of the Irrevocable Trust for the benefit of Edwin W. Johnson, II dated August 16, 1995 (the "E.W. Johnson Trust"). On May 19, 1997, Mr. Johnson resigned as trustee of the Trusts, and Mr. Chapman resigned as trustee of the S.P.J. Trust. As a result of these actions, Mr. Chapman is the sole trustee of the E.W. Johnson Trust and the G.D.J. Trust, and a non-reporting person is the sole trustee of the S.P.J. Trust. Mr. Johnson's principal occupation is as Chairman of the Board of Directors, Chief Executive Officer, and President of Morgan Corporation. Mr. Johnson is also a director of the Company. Mr. Chapman's principal occupation is as President of Johnson Development Associates, Inc. The business address of each of the Reporting Persons is 1800 East Main Street, Duncan, South Carolina 29334. Mr. Johnson and Mr. Chapman are citizens of the United States of America.

     During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The descriptions set forth below of the Johnson Loan Documents, the G.D.J. Trust Loan Documents, the S.P.J. Trust Loan Documents, and the E.W. Johnson Trust Loan Documents (all as hereinafter defined) are qualified in their entirety by reference to such documents, copies of which are included as Exhibits 1, 2, 3, and 4, respectively, hereto and which are incorporated herein by reference.

     Concurrently with the closing on December 19, 1995 of its initial public offering of 10,120,000 shares of Common Stock (the "Initial Public Offering"), the Company sold to its existing stockholders on a pro rata basis, for $25.0 million, 4,135,650 shares of Common Stock for $6.045 per share, such price being the initial public offering price per share less underwriting discounts and commissions (the "Concurrent Offering"). The Reporting Persons purchased in the Concurrent Offering shares of Common Stock in the following amounts: Mr. Johnson
- 189,458 (of which 31,576 were purchased by the E.W. Johnson Trust, of which Mr. Chapman is the sole trustee); G.D.J. Trust - 473,650; S.P.J. Trust - 473,650; and Mr. Chapman - 15,788.

     Prior to the purchase of shares in the Concurrent Offering, Mr. Johnson borrowed $655,000 from NationsBank, N.A. (Carolinas) ("NBC") and the G.D.J. Trust and the S.P.J. Trust each borrowed $2,863,207, and the E.W. Johnson Trust borrowed $190,880 (collectively, the "Trust Loans") from NationsBank of Florida, N.A. ("NBF"). In connection with his borrowing, Mr. Johnson delivered a promissory note to NBC and a security agreement to NationsBank of South Carolina, N.A. ("NBSC"). The terms of Mr. Johnson's borrowing were set forth in a commitment letter (the "Commitment Letter," together with the promissory note and the security agreement the "Johnson Loan Documents") from NBC dated December 7, 1995, which, among other things, authorized NBC, in an event of default (as defined therein), to sell all or any part of the Common Stock held as collateral by NBSC. In connection with the Trust Loans, each of the Trusts and the E.W. Johnson Trust delivered to NBF a Collateral Maintenance Agreement (the "Collateral Agreement"), and certain other documents described therein, (the "G.D.J. Trust Loan Documents," the "S.P.J. Trust Loan Documents," and the "E.W. Johnson Trust Loan Documents," respectively) which provide that each of the Trust Loans would be secured by Common Stock in such an amount that the outstanding principal balance of the Trust Loans would never be equal to or greater than 50%, until June 11, 1996, and 60% thereafter (the "Margin Percentage"), of the aggregate market price of the Common Stock held as collateral (the "Collateral") by NBF. In the event the outstanding principal balance of the Trust Loans at any time exceeds the Margin Percentage, the Collateral Agreements authorize NBF to sell all or part of the respective Reporting Person's Collateral.

     In accordance with the terms of the Commitment Letter, Mr. Johnson executed a security agreement which granted a security interest in favor of NBSC in the Common Stock of the Company to be held upon consummation of the Concurrent Offering (1,207,882 shares).

     In accordance with the terms of the respective Collateral Agreements, each of the Trusts and the E.W. Johnson Trust executed Pledge, Hypothecation, and Security Agreements which granted security interests in favor of NBF in the Common Stock of the Company held at that time by the Trusts (3,150,000 shares for each of the Trusts) and the E.W. Johnson Trust (210,000 shares).

Item 4.  Purpose of Transaction.

     Each of the Reporting Persons acquired the shares of Common Stock beneficially owned by it for the purpose of investment. This Amendment is being filed to reflect the fact that Mr. Johnson resigned as a trustee of each of the Trusts and that Mr. Chapman resigned as a trustee of the S.P.J. Trust.

     The Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the Company's business or corporate structure; (vi) any material change in the present capitalization or dividend policy of the Company;
(vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer.

     Mr. Johnson beneficially owns directly (i) 1,207,882 shares of Common Stock, and (ii) 50,000 shares of Common Stock through stock options, pursuant to the Company's Amended and Restated 1995 Employee Stock Option Plan, that are exercisable within 60 days of the date hereof. Mr. Johnson disclaims beneficial ownership of the 49,088 shares of Common Stock owned by the G.D.J., Jr. Trust u/a/d December 13, 1994 (the "G.D.J. Jr. Trust") of which he is the sole trustee. The 1,257,882 shares of Common Stock beneficially owned by Mr. Johnson represent approximately 1.4% of the outstanding Common Stock as of June 16, 1997. Including the 49,088 shares of Common Stock owned by the G.D.J. Jr.
Trust, Mr. Johnson may be deemed to beneficially own 1,306,970 shares of Common Stock, representing in the aggregate approximately 1.4% of the outstanding Common Stock as of June 16, 1997. The percentage calculation set forth in the preceding two sentences are based on 95,361,658 shares of Common Stock outstanding as of June 16, 1997.

     Each of the Trusts currently beneficially owns directly 3,623,650 shares of Common Stock, representing approximately 3.8% of the issued and outstanding Common Stock. Mr.

Chapman has sole power to vote and dispose of all of the shares of Common Stock beneficially owned by the E.W. Johnson Trust and the G.D.J. Trust.

     Mr. Chapman currently beneficially owns directly 120,788 shares of Common Stock, 3,623,650 shares of Common Stock through the G.D.J. Trust, and 241,576 shares of Common Stock through the E.W. Johnson Trust, representing in the aggregate approximately 4.2% of the issued and outstanding Common Stock.

     As of the date hereof, none of the Reporting Persons currently beneficially owns more than 5% of the outstanding Common Stock. See Item 3 for additional information which may be required by this Item 5. No transactions in Common Stock were effected during the past 60 days by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     The shares of Common Stock beneficially owned by Mr. Johnson are held in a pledged collateral account with Merrill Lynch International Bank ("Merrill Lynch") which permits Mr. Johnson to borrow up to 40% of the aggregate market price of the Common Stock held in the account. The outstanding balance of any loan pursuant to the account may not exceed 50% of the value of the aggregate market price of the Common Stock held as collateral.

     Of the shares of Common Stock beneficially owned by each of the Trusts, 3,150,000 shares are held in pledged collateral accounts with Donaldson, Lufkin & Jenrette Securities Corp. ("DLJ") which permits the G.D.J. Trust and the S.P.J. Trust each to borrow up to $17 million (each, a "DLJ Account"). The aggregate market price of the Common Stock held as collateral in each of the DLJ Accounts must be equal to or greater than 130% of any outstanding loan balance pursuant to such DLJ Account.

     The remaining 473,650 shares of Common Stock beneficially owned by each of the Trusts are held in pledged collateral accounts with Goldman Sachs & Co. ("Goldman Sachs") which permits the G.D.J. Trust and S.P.J. Trust each to borrow against the aggregate market price of the Common Stock held in the account (each, a "Goldman Account"). The outstanding balance of any loan pursuant to each of the Goldman Accounts may not exceed 35% of the value of the aggregate market price of the Common Stock held as collateral.

     The shares of Common Stock beneficially owned by the E.W. Johnson Trust are held in a pledged collateral account with Merrill Lynch which permits the E.W. Johnson Trust to borrow up to 40% of the aggregate market price of the Common Stock held in the account. The outstanding balance of any loan pursuant to the account may not exceed 50% of the value of the aggregate market price of the Common Stock held as collateral.

     See Items 2 and 3 for additional information which may be required by this
Item 6.

Item 7.  Material to be Filed as Exhibits.

          Exhibit No.      Description
          -----------      -----------

             1             Commitment letter dated December 7, 1995 from
                           NBC to Mr. Johnson; Promissory Note in the amount of $655,000 executed by Mr. Johnson in favor of NBC.*

             2 Promissory Note in the amount of $2,863,207 executed by the G.D.J. Trust in favor of NBF; Collateral Maintenance Agreement; Tax Indemnity Agreement; Pledge, Hypothecation and Security Agreement; Affidavit of Borrower (as to execution of Promissory Note); Stock Transfer Agreement; Guaranty Agreement between George D. Johnson, Jr. and NBF; and Letter Agreement (each as between NBF and the G.D.J. Trust unless otherwise noted).*

             3 Promissory Note in the amount of $2,863,207 executed by the S.P.J. Trust in favor of NBF; Collateral Maintenance Agreement; Tax Indemnity Agreement; Pledge, Hypothecation and Security Agreement; Affidavit of Borrower (as to execution of Promissory Note); Stock Transfer Agreement; Guaranty Agreement between George D. Johnson, Jr. and NBF; and Letter Agreement (each as between NBF and the S.P.J. Trust unless otherwise noted).*

             4 Promissory Note in the amount of $190,880 executed by the E.W. Johnson Trust in favor of NBF; Collateral Maintenance Agreement; Tax Indemnity Agreement; Pledge, Hypothecation and Security Agreement; Affidavit of Borrower (as to execution of Promissory Note); Stock Transfer Agreement; Guaranty Agreement between George D. Johnson, Jr. and NBF and Letter Agreement (each as between NBF and the S.P.J. Trust unless otherwise noted).*

             5             Agreement dated as of July 11, 1997 among Mr.
                           Johnson, the G.D.J. Trust, the S.P.J. Trust, and Mr. Chapman regarding the filing of this Amendment to the Statement on Schedule 13D.


-----------------
*    Previously filed

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:  July 11, 1997

                                /s/ Stewart H. Johnson
                                -----------------------------
                                Stewart H. Johnson


                                G.D. JOHNSON, III ESA TRUST
                                u/a/d AUGUST 17, 1995

                                By: /s/ A. Foster Chapman
                                    --------------------------
                                    A. Foster Chapman
                                    Trustee

                                S.P. JOHNSON ESA TRUST
                                u/a/d AUGUST 17, 1995

                                By: /s/ Dan C. Breeden, Jr.
                                    --------------------------
                                    Dan C. Breeden, Jr.
                                    Trustee

                                /s/ A. Foster Chapman
                                -----------------------------
                                A. Foster Chapman